STELLAR RESOURCES LTD.
3155 E. Patrick Lane, Suite 1
Las Vegas, Nevada 89120-348
Telephone: (702) 898-6004
Facsimile: (702) 898-6012

March 29, 2006

The United States Securities   **Via Fax: 1-202-772-9368**
& Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549 - 7010

Attention: Tracie Towner

Re: 2005 10-KSB for Fiscal Year Ended July 31, 2005

We are responding to your letter to us dated March 28 2006 and reply as follows:

Form 10-KSB for Fiscal Year Ended July

Financial Statements page 11

Report of Independent Registered Public Accounting Firm, page 12

1.   We note you will not object to our use of a Canadian Audit firm.

Controls and Procedures, pages 26-27

2.   We have amended the Controls and Prodecures to read:

"At the end of the period we carried out an evaluation under the supervision and with the participation of our principal executive and financial officer on the effectiveness of our internal control over financial reporting covered by this annual report, and there were no changes in our "internal controls over financial reporting"

We have also addressed the same issue in our Form 10-QSB for the period ended October, 31 20005 and January 31, 2006.

Exhibits

3.   We attach the Certification for the Chief Financial Officer which is also included in the Form 10-QSB for the period October 31. 2005.

Yours truly,

STELLAR RESOURCES LTD.

PER:

ANDREW REID
President

10-KSB

At the end of the period we carried out an evaluation under the supervision and with the participation of our principal executive and financial officer on the effectiveness of our internal control over financial reporting covered by this annual report, and there were no changes in our "internal controls over financial reporting"

Deleted: Within the 90 days prior to the filing date of this Annual Report, we carried out an evaluation, under the supervision and with the participation of our Principal Executive Officer and Principal Accounting Officer, of effectiveness of the design and operation of our disclosure controls and procedures as defined in Rule 13a-14 of the Securities & Exchange Act of 1934. Based upon that evaluation, the Principal Executive Officer and the Principal Accounting Officer concluded that our disclosure controls and procedures are effective in timely alerting them to materials information relating to us required to be included in this Annual Report. There have been no significant changes in our internal controls or in other factors, which could significantly affect such internal controls, subsequent to the date we carried out our evaluation.

10-KSB

Exhibit 31.2

STELLAR RESOURCES LTD.

OFFICER'S CERTIFICATE PURSUANT TO SECTION 302

I, Michael Rezac, certify that:

1. I have reviewed this Form 10-KSB of Stellar Resources Ltd.

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officer and I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)   Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)   Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting.

5. The small business issuer's other certifying officer and I have disclosed, based on our most recent evaluation, to the small business issuer's auditors and the audit committee of small business issuer's board of directors (or persons performing the equivalent function):

a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: March 20, 2006

/s/ Michael Rezac
_____
Michael Rezac, Chief Financial Officer

10-QSB

expect to receive the results shortly. If the final results are favourable, we will then position ourselves to move further forward to complete Phase Two and gather larger samples, which should enable us to test for kimberlite from dykes or pipes on a much wider scale, which may or may not exists. There is, of course, a substantial risk that we will not find such dykes or pipes that contains kimberlite.

We currently have no plans to purchase or sell any plant or significant equipment.

We do not expect any significant changes in the number of employees.

Results of Operations For Period Ending January 31, 2006

We have not earned any revenues from operations from our incorporation on April 9, 1999 to January 31, 2006. Our activities have been financed from proceeds of share subscriptions and loans. We do not anticipate earning revenues until such time as we have entered into the commercial production of our Claim Groups. We are presently in the exploration stage of our business and we can provide no assurance that we will discover commercially exploitable levels of mineral resources on our properties, or if such resources are discovered, that we will enter into commercial production of our Claim Groups.

Net Loss

For the three months ended January 31, 2006, we recorded an operating loss of $7,553, consisting of general and administrative expenses of $4,553 and professional fees of $3,000. We did not generate any revenues during these periods. There can be no assurance that we will ever achieve profitability or that revenues will be generated and sustained in the future. We are dependent upon obtaining additional and future financing to pursue our exploration activities.

Liquidity and Further Capital Resources

At January 31 2006, we had assets of $165 consisting of $165 cash on hand. Net stockholders' equity (deficiency) was $(148,587) at January 31, 2006. We are an exploration stage company and, since inception, have experienced significant changes in liquidity, capital resources and shareholders' equity.

Management has relied upon debt financing from shareholders secured by Promissory Notes totaling C$105,000 and US$11,000 together with interest calculated on the basis of a 365 or 366 day year on the unpaid principal balance from day to day and computed from the date of the Promissory Note until the principal amount is paid completely at Bank of Canada prime rate per annum plus two percent. These notes are payable upon demand. Part of the proceeds were used to complete the final stages of our Phase One exploration program for truck rentals, meals, accommodation, communication, field supplies, maps, printing sample shipping, reports and project management, plus out of pocket expenses and the day to day costs associated with this filing. We seek additional equity or debt financing of up to $500,000 which we plan to use towards the remainder of the second phase exploration program. If we are not able to get further financing, we may not be able to continue as a going concern and we may have to delay exploration or cease our operations and liquidate our business.

Item 3. Control and Procedures

During the quarter ended October 31, 2005, we carried out an evaluation under the supervision and with the participation of our principal executive and financial officer on the effectiveness of our internal control over financial reporting covered by this quarterly report. and there were no changes in our "internal controls over financial reporting".

Deleted: Within the 90 days prior to the filing date of this Quarterly Report, we carried out an evaluation, under the supervision and with the participation of our Principal Executive Officer and Chief Financial Officer, of effectiveness of the design and operation of our disclosure controls and procedures as defined in Rule 13a-14 of the Securities & Exchange Act of 1934. Based upon that evaluation, the Principal Executive Officer and the Chief Financial Officer concluded that our disclosure controls and procedures are effective in timely, alerting them to materials information relating to us required to be included in this Quarterly Report. There have been no significant changes in our internal controls or in other factors, which could significantly affect such internal controls, subsequent to the date we carried out our evaluation.

PART II - OTHER INFORMATION